Notice of Voluntary Delisting
In accordance with SEC rules regarding the delisting of securities on any exchange, as required by Exchange Act Rule 12d2-2 ( c) (3) the CHX provides the following information.The Chicago Stock Exchange (CHX) has received notice from Peoples Energy Corp. (PGL) requesting the voluntary delisting of their common stock, from listing and registration. Delisting proceedings have begun.
PGL is merging with a wholly owned subsidiary of WPS Resources Corporation and commencing February 22, 2007, PGL stock will no longer be publicly traded. For further information, please contact the Listing Department at 312 663 2581

Listing Contact Information
Eileen Daut
The Chicago Stock Exchange
440 S. LaSalle Street
Chicago, IL 60605
312.663.2581
edaut@chx.com